FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice regarding Subscription for Shares of MODEC through Third

Party Allotment and

Business Alliance with MODEC

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 26, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

February 26, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Notice regarding Subscription for Shares of MODEC through Third Party Allotment and

Business Alliance with MODEC

MITSUI & CO., LTD. (“MITSUI”) hereby announces that MITSUI decided to subscribe for shares of MODEC Inc. (“MODEC”) through a third party allotment (the “Third Party Allotment”) to be conducted by MODEC and entered into a business alliance agreement with MODEC.

Following the subscription for shares in the Third Party Allotment, the shareholding ratio of MITSUI in the total number of shares outstanding of MODEC will be 14.99%.

1.	Reasons for Subscription for shares in the Third Party Allotment and Business Alliance

While the development and production activities of offshore oil and gas fields in deep sea area are expected to continue to be active in the future, MITSUI believes it is important to expand its business in these fields. Therefore, MITSUI decided to subscribe for shares of MODEC in the Third Party Allotment in order to further deepen its alliance and strengthen its cooperative relationship with MODEC, as well as to enhance MODEC’s financial position.

2.	Details of Subscription for shares in the Third Party Allotment and Business Alliance

(1)	Outline of Subscription for shares in the Third Party Allotment

(1)	Type and number of shares to be subscribed	4,491,000 shares of common stock

(2)	Issue price	1,732 yen per share

(3)	Total amount	7,778,412,000 yen

(4)	Number of shares held by MITSUI and shareholding ratio of MITSUI before subscription	2,466,500 shares of common stock (6.59%)

(5)	Number of shares to be held by MITSUI and shareholding ratio of MITSUI after subscription	6,957,500 shares of common stock (14.99%)

(6)	Payment date	April 6, 2010

(2)	Details of Business Alliance

MITSUI and MODEC regard each other as strategic partners, and will jointly promote business relating to floating production systems for oil and gas fields by each utilizing the management resources, know-how, brands, customer base etc. of both companies.

Followings are the details of the business alliance, and it is assumed that further details, terms and conditions, timing and other matters regarding the business alliance will be established through mutual consultations.

•	Provision, by MODEC, of the know-how as to the engineering, construction, lease and operation, etc. of floating production systems.

•	Provision, by MITSUI, of its global network, and of know-how as to business development, financing and characteristics of each region.

•	Assistance, by MITSUI, in enhancing MODEC’s system relating concerning business operation.

•	Support, by MITSUI, with respect to the human resources of MODEC.

MITSUI has been dispatching a director to MODEC and intends to continue to dispatch a director to MODEC after the business alliance has been formed.

3.	Outline of MODEC

(1)	Company name	MODEC Inc.

(2)	Location of head office	2-1 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

(3)	Title and name of representative	Kenji Yamada, Chairman and Chief Executive Officer

(4)	Main business	Engineering, construction, installation, sale, charter and operation of floating production systems such as Floating Production, Storage and Offloading systems (FPSO)

(5)	Capital (as of December 31, 2009)	12.4 billion yen

(6)	Establishment date	June 1, 1987

(7)	Sales	204.2 billion yen (fiscal year ended December 31, 2009)

(8)	End of fiscal year	December 31

(9)	Stock listing	Tokyo Stock Exchange Group, Inc.

(10)	Total number of shares outstanding (as of December 31, 2009)	37,408,000 shares

(11)	Major shareholders and shareholding ratio (as of June 30, 2009)	Mitsui Engineering & Shipbuilding Co., Ltd. MITSUI & CO., LTD.	50.11 6.59	% %
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	3.18%

DnB NOR Bank ASA	2.68%

Japan Trustee Services Bank, Ltd. (Trust Account)	2.22%

Trust & Custody Services Bank, Ltd. (Pension Trust Account)	1.78%

The Master Trust Bank of Japan, Ltd. (Trust Account)	1.65%

The Chase Manhattan Bank, NA London SL Omnibus Account	1.25%

Euroclear Bank SA/NV	1.21%

Sojitz Corporation	1.15%

(12)	Relationship between MITSUI and MODEC (as of December 31, 2009)	Capital relationship Personnel relationship	MITSUI holds 2,466,500 shares (6.59%) of MODEC. MITSUI is currently dispatching 1 director and 2 employees to MODEC.

		Business relationship	MITSUI has been making investments etc. jointly with MODEC to the special purpose companies for the purpose of owning floating production systems for oil and gas fields development promoted by MODEC.

(13) Operating results and financial condition of MODEC (consolidated) for the last 3 years

Fiscal year	Ended December 31, 2006	Ended December 31, 2007	Ended December 31, 2008

Consolidated net assets (thousand yen)	42,222,475	48,031,835	40,678,209
Consolidated total assets (thousand yen)	123,350,252	133,734,152	142,115,556
Consolidated net assets per share (yen)	1,092.01	1,153.39	993.70
Consolidated sales (thousand yen)	99,149,334	144,040,900	143,669,121
Consolidated operating profit (thousand yen)	3,494,404	6,959,924	1,973,827
Consolidated ordinary profit (thousand yen)	4,664,105	7,828,915	2,529,415
Consolidated net income (thousand yen)	3,305,748	4,499,328	1,357,782
Consolidated net income per share (yen)	88.37	120.28	36.30
Dividend per share (interim dividend per share) (yen)	12.50 (6.25)	15.00 (7.50)	17.50 (8.75)

4.	Schedule

(1)	Execution date of the business alliance agreement and share subscription agreement: February 26, 2010

(2)	Payment date: April 6, 2010

5.	Future Prospects

The impact on MITSUI’s business in the current fiscal year of the subscription for shares of MODEC through the Third Party Allotment and the business alliance with MODEC will be insignificant.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.